UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 10, 2008

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K consists of unaudited financial statements for China Fundamental Acquisition Corporation for the period from December 12, 2007 (inception) to June 30, 2008, and as of June 30, 2008, together with a "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the period.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

INDEX TO UNAUDITED FINANCIAL STATEMENTS

Pages
Financial Statements (unaudited)
Balance Sheet, June 30, 2008	F-2
Statement of Operations, from December 12, 2007 (inception) to June 30, 2008	F-3
Statement of Shareholders’ Equity, from December 12, 2007 (inception) to June 30, 2008	F-4
Statement of Cash Flows, from December 12, 2007 (inception) to June 30, 2008	F-5
Notes to Financial Statements	F-6 - F-12

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

BALANCE SHEET (UNAUDITED)
As of June 30, 2008

ASSETS

Current assets:
Cash and cash equivalents	$102,907
Cash and cash equivalents held in trust (Note 1)	33,963,757
Total current assets	34,066,664
Total assets	$34,066,664

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accrued registration costs	$3,576
Accrued expenses	19,546
Deferred underwriting fee (Note 4)	1,191,750
Total current liabilities	1,214,872

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value) (Note 1)	11,887,311

Commitments (Note 5)

Shareholders' equity: (Note 2, 5 and 6)
Ordinary shares, $0.001 par value per share, authorized 50,000,000 shares,	3,831
issued and outstanding 3,830,625 shares (excluding 1,489,687 shares subject to redemption)
Additional paid-in capital	20,944,262
Retained earnings accumulated during the development stage	16,388
Total shareholders' equity	20,964,481
Total liabilities and shareholders' equity	$34,066,664

See Notes to Unaudited Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF OPERATIONS (UNAUDITED)
For the Period from December 12, 2007 (Inception) to June 30, 2008

Formation and operating costs (Note 5)	$29,055
Compensation expense (Note 5)	10,100
Loss from operations	(39,155)

Interest income	55,543
Net income for the period	16,388
Accretion of trust account relating to ordinary shares subject to possible redemption	(19,427)
Net loss attributable to ordinary shareholders	$(3,039)

Number of shares outstanding subject to possible redemption - basic and diluted	1,489,687
Net income per share subject to possible redemption - basic and diluted	$0.01

Weighted average number of shares outstanding - basic and diluted	1,734,409
Net loss per share - basic and diluted	$(0.00)

See Notes to Unaudited Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)
For the Period from December 12, 2007 (Inception) to June 30, 2008

	Ordinary Shares
	Shares	Amount	Additional Paid-In Capital	Retained Earnings Accumulated During the Development Stage	Total Shareholders' Equity
Issuance of ordinary shares and warrants to initial shareholders	1,257,813	$1,258	$23,742	$—	$25,000
Repurchase of 179,688 ordinary shares and warrants from initial shareholders at nominal cost	(179,688)	(180)	180	—	—
Proceeds from sale of 3,750,000 units through public offering net of underwriters' discount and offering expenses and excluding $10,499,992 allocable to 1,312,499 ordinary shares subject to possible redemption	2,437,501	2,438	16,781,273	—	16,783,711
Proceeds from sale of purchase option to the underwriters	—	—	100	—	100
Proceeds from sale of 1,944,444 warrants at $0.90 per warrant	—	—	1,750,000	—	1,750,000
Proceeds from sale of 506,250 units through over-allotment option, net of underwriters' discount and offering expenses and excluding $1,367,892 allocable to 177,188 shares of ordinary shares subject to possible redemption	329,062	329	2,398,280	—	2,398,609
Accretion of trust account relating to ordinary shares subject to possible redemption	—	—	(19,427)		(19,427)
Repurchase and cancellation of 14,063 ordinary shares at nominal cost	(14,063)	(14)	14	—	—
Compensation expense based on warrants (Note 5)	—	—	10,100	—	10,100
Net income for the period	—	—	—	16,388	16,388
Balance at June 30, 2008	3,830,625	$3,831	$20,944,262	$16,388	$20,964,481

See Notes to Unaudited Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF CASH FLOWS (UNAUDITED)
For the Period from December 12, 2007 (Inception) to June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$16,388
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense	10,100
Changes in operating assets and liabilities
Increase in accrued expenses	19,546
Net cash provided by operating activities	46,034

CASH FLOWS FROM INVESTING ACTIVITIES
Cash and cash equivalents held in trust	(33,963,757)
Net cash used in investing activities	(33,963,757)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of units to initial shareholders	25,000
Proceeds from notes payable to shareholders	70,000
Repayment of notes payable to shareholders	(70,000)
Proceeds from issuance of private placement warrants	1,750,000
Proceeds from sale of underwriters’ purchase option	100
Net Proceeds from issuance of ordinary shares and warrants through public offering	20,377,646
Portion of proceeds from sale of units through public offering allocable to ordinary shares subject to possible redemption	11,867,884
Net cash provided by financing activities	34,020,630

NET INCREASE IN CASH AND CASH EQUIVALENTS	102,907
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$102,907

Supplementary disclosure of non-cash financing activities:
Deferred underwriting fee	$1,191,750
Accrued registration costs	$3,576
Fair value of underwriters’ purchase option incurred in offering costs	$883,544
Accretion of trust account relating to ordinary shares subject to possible redemption	$19,427

See Notes to Unaudited Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

China Fundamental Acquisition Corporation (the “Company”) was incorporated in Cayman Islands on December 12, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses. All activity from inception (December 12, 2007) through June 30, 2008 relates to the Company’s formation and capital raising activities. The Company has selected December 31 as its fiscal year end. Since activities from inception (December 12, 2007) to December 31, 2007 were minimal, comparative balance sheet, statements of operations and cash flows as of and for that period are not presented herein.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

The registration statement for the Company's initial public offering ("Offering") was declared effective on May 15, 2008. The Company consummated the Offering on May 21, 2008 and the over-allotment on May 28, 2008 and received net proceeds of approximately $32.8 million, which includes $1.75 million from the private placement warrant (the “Private Placement Warrants”) described in Note 5. The Company's management intends to apply substantially all of the net proceeds of the Offering toward consummating a Business Combination. The initial Target Business must have a fair market value equal to at least 80% of the Company's net assets at the time of such acquisition. However, there is no assurance that the Company will be able to successfully affect a Business Combination.

An amount of $33.9 million (or approximately $7.97 per unit) of the net proceeds of the Offering and the sale of the Private Placement Warrants was deposited in a Trust Account to be invested in permitted United States government securities and money market funds. There may be released to the Company from the Trust Account (i) interest income earned on the Trust Account balance to pay any tax obligations of the Company, and (ii) up to an aggregate amount of $850,000 in interest earned on the Trust Account to fund expenses related to investigation and selecting a Target Business and the Company's other working capital requirements.

The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors and service providers (which would include any third parties engaged to assist in any way in connection with a search for a target business) and prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements, nor is there any guarantee that, even if such entities execute such agreements, they will not seek recourse against the Trust Account or that a court would not conclude that such agreements are not legally enforceable. The Company’s Chairman of the Board and Chief Executive Officer have agreed to be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. Furthermore, they will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public shareholders receive no less than approximately $8.00 per share upon liquidation. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally as referred above, up to an aggregate of $850,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements and additional amounts may be released to the Company as necessary to satisfy tax obligations.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations - (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholders' approval. Shareholders that vote against such proposed Business Combination and exercise their redemption rights are, under certain conditions described below, entitled to redeem their share into a pro-rata distribution from the Trust Account (the "Redemption Right"). The actual per share redemption price will be equal to the amount in the Trust Account (inclusive of any interest thereon), calculated as of two business days prior to the proposed Business Combination, divided by the number of shares sold in the Offering, or approximately $7.98 per share based on the value of the Trust Account as of June 30, 2008. As a result of the Redemption Right, $11,867,884 (representing 34.99% of cash held in trust as of closing date of the Offering and over-allotment) plus accretion of $19,427 (representing 34.99% of interest earned in the Trust Account through June 30, 2008) aggregating $11,887,311 has been classified as ordinary shares subject to possible redemption on the accompanying balance sheet as of June 30, 2008. The Company's shareholders prior to the Offering (“Existing Shareholders”) have agreed to vote their 1,064,062 founding Ordinary Shares (after repurchase and cancellation of 14,063 shares disclosed in Note 6) in accordance with the manner in which the majority of the ordinary shares offered in the Offering are voted by the Company's public shareholders ("Public Shareholders") with respect to a Business Combination.

In the event that a majority of the outstanding ordinary shares voted by the Public Shareholders vote for the approval of a Business Combination and holders owning 35% or more of the outstanding ordinary shares do not vote against the Business Combination and do not exercise their Redemption Rights, the Business Combination may then be consummated.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may contemporaneously with or prior to such vote exercise their Redemption Right and their common shares would be cancelled and returned to the status of authorized but un-issued shares. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the offering. Accordingly, Public Shareholders holding less than 35% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company will continue in existence only until 24 months or 36 months (if possible extension is approved) from the completion of the Offering. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will be dissolved and liquidated for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering. In connection with any proposed Business Combination submitted for shareholder approval, the Company will also submit to shareholders a proposal to amend its Certificate of Incorporation to provide for the Company’s perpetual existence, thereby removing this limitation on the Company’s corporate life.

Note 2 — Offering and Private Placement of Warrants

In the offering, effective May 15, 2008 (closed on May 21, 2008), the Company sold to the public 3,750,000 units (the "Units" or a "Unit") at a price of $8.00 per Unit. On May 28, 2008, the Company consummated the closing of the sale of 506,250 Units which were sold subject to the over-allotment option. Net proceeds from the Offering and over-allotment totaled approximately $31.0 million, which was net of $3.0 million in underwriting fees and other offering expenses. Each unit consists of one share of the Company's ordinary shares and one warrant (a "Warrant").

Simultaneously with the Closing of the Offering, the Company sold to the Private Placement Investors 1,944,444 Private Placement Warrants for an aggregate purchase price of $1,750,000. See discussion in Note 5.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in U.S. dollars, the Company’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Cash and Cash Equivalents
 Included in cash and cash equivalents are deposits with financial institutions as well as short-term money market investments with maturities of three months or less.

Concentration of Credit Risk
The Company maintains cash in a bank deposit account in Hong Kong which is not covered by FDIC deposit insurance. The Company has not experienced any losses on this account.

Fair Value Measurements
FASB Statement No. 157, Fair Value Measurement (“SFAS No. 157”) provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. Implementation of SFAS Statement No. 157 did not have an impact on the Company’s financial results.
The following table presents certain of the Company’s assets that are measured at fair value as of June 30, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	June 30, 2008	(Level 1)
Cash and cash equivalents	$102,907	$102,907
Cash and cash equivalents held in trust	33,963,757	33,963,757

Total	$34,066,664	$34,066,664
In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until January 1, 2009 and is evaluating the impact, if any, this standard will have on its financial statements.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities, if any, are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. No income tax expense has been made on the net income of $16,388 as Cayman Islands exempted-companies are currently not subject to income taxes within Cayman Islands.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies - (continued)

Earnings Per Share
Earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Basic earnings per share subject to possible redemption is computed by dividing accretion of trust account by 1,489,687 shares subject to possible redemption. Diluted earnings per share reflects the potential dilution that could occur if securities of other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. The shares issuable upon exercise of the Warrants have been excluded from the calculation of diluted net income per share since the Warrants are exercisable commencing the later of one year or the completion of a Business Combination and this contingency has not been resolved. Therefore, basic and diluted earnings per share were the same for the period from the date of inception (December 12, 2007) through June 30, 2008.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that the Company completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on the Company’s results of operations, although the Company is not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 4 — Public Offering

On May 21, 2008, the Company sold to the public 3,750,000 Units at a price of $8.00 per Unit. Each Unit consists of one share of the Company’s ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one share of ordinary shares at an exercise price of $5.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise.

The Company paid the underwriters of the Offering underwriting discounts and commissions of $1,050,000 of the gross Offering proceeds and $141,750 of the gross proceeds from the exercise of the over-allotment (discussed below) which closed on May 28, 2008. The Company and the underwriters have agreed that payment of the balance of the underwriting discounts and commissions of $1,050,000 from the Offering and $141,750 from the over-allotment (aggregating $1,191,750) will not be payable unless and until the Company completes a Business Combination and the underwriters have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The deferred underwriting fee has been accrued and charged to additional paid-in capital.

  On May 28, 2008, the Company consummated the sale of 506,250 Units which were sold subject to the over-allotment option. Each Unit sold in the Offering and pursuant to the over-allotment option consisted of one ordinary share, $.001 par value per share, and one Warrant, each to purchase one ordinary share of the Company. The 4,256,250 Units sold in the Offering, including the 506,250 Units sold subject to the over-allotment option, were sold at an Offering price of $8.00 per Unit, generating gross proceeds of $34,050,000 and net proceeds of $32,241,954.

The Company issued a unit purchase option, for $100, to the underwriters in the Offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 5 — Commitments

The Company presently utilizes office space provided by Olympic Spring Limited, a related party, at no charge. The Company has agreed to pay Olympic Spring Limited, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the effective date of the Offering and ending on the consummation of a Business Combination. Upon consummation of a Business Combination or its liquidation, the Company will cease paying these monthly fees. Included in formation and operating costs is $11,250 in costs with respect to this agreement.

Pursuant to letter of agreements which the Existing Shareholders entered into with the Company and the underwriters, the Existing Shareholders will waive their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s Private Placement Investors purchased a total of 1,944,444 Private Placement Warrants at $0.90 per Warrant (for an aggregate purchase price of $1,750,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Private Placement Warrants purchased are identical to the Warrants underlying the Units offered in the Offering except that the Warrants may not be called for redemption and the Private Placement Warrants may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Private Placement Warrants will not be sold or transferred by them, except for estate planning purposes, until after the Company has completed a Business Combination.

The Company believed the purchase price of $0.90 per Private Placement Warrant represented the fair value of such warrants on the date of purchase and, accordingly, no compensation expense was recognized in respect to the issuance of Private Placement Warrants at the date of the Offering. The Company’s basis for concluding that the purchase price of the private placement warrants approximated fair value was based on the trading prices of warrants issued in offerings of similarly-situated public companies. The Company reviewed the trading prices of nineteen structured blank check initial public offerings in which the issuer sold units similar to those being offered in the Offering. In each of those offerings, the units consisted of one share and one warrant at an offering price of $8.00 per unit, with an exercise price of $5.00 for the warrant. The Company believed that those issuers are comparable to the Company because they were structured blank check offerings seeking to complete a business combination, with the same offering structure, same percentage of equity held by management and placed in trust and approximately the same percentage of the unit purchase price held in the trust account. The Company believed that the warrants sold in its offering (and therefore the private placement warrants) were comparable to the warrants sold in the initial public offerings of comparable issuers since they had the same exercise price, the units had the same offering price, the exercise price of the warrants as a percentage of the per unit amount in trust was approximately the same, the warrants were not exercisable at the time of issuance and the warrants will be worthless if the issuer does not complete a business combination. In addition, the Company noted that the average trading prices and median trading prices of the warrants at the time of separation of the units in the nineteen comparable offerings were $0.94 and $0.67, respectively.

On July 22, 2008, at the time the Company's Warrants (described in Note 4) became separable from the Units, such Warrants commenced trading at $1 per Warrant and thus it was determined that the Private Placement Warrants that had originally been purchased at $0.90 per warrant should have been fair valued at $1.00 per Warrant ($1,944,444 in the aggregate). The Company will record compensation expense of $194,444 (the difference between fair value and purchase price) in connection with the Private Placement Warrants and such expense will be recognized over the estimated service period of 24 months, being the estimated time to complete a Business Combination. The Company has recognized compensation expense of $10,100 for the period form May 22, 2008 to June 30, 2008. In the event a Business Combination is consummated prior to May 22, 2010, any unrecognized compensation amount will be expensed at the effective date of the combination.

No Warrants issued in connection with the Offering can be net-cash settled. The Company has no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 5 — Commitments - (continued)

The Existing Shareholders and the holders of the Private Placement Warrants (or underlying securities) are entitled to registration rights with respect to their ordinary shares and warrants or Private Placement Warrants (or underlying securities) pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that the Company register their ordinary shares commencing six months after the consummation of a Business Combination. The holders of the Private Placement Warrants (or underlying securities) are entitled to demand that the Company register these securities commencing upon the consummation of a Business Combination. In addition, the Existing Shareholders and holder of the Private Placement Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 6 — Ordinary and Preferred Shares

Ordinary shares issued and outstanding included an aggregate of 140,625 shares and warrants that were subject to repurchase and cancellation by the initial shareholders to the extent that the underwriters’ over-allotment was not exercised in full so that the initial shareholders collectively would own 20% of the issued and outstanding ordinary shares and warrants after the Offering. On May 28, 2008, Chardan Capital Markets, LLC completed the exercise its over-allotment option for a total of 506,250 units. The partial exercise of the over-allotment option generated proceeds of $3,908,250 net of the underwriters' discounts and commissions, including deferred underwriters' discounts and commissions of $141,750. Chardan Capital Markets, LLC waived such over-allotment option with respect to the remaining 56,250 units which such option entitled them to purchase. As a result, 14,063 ordinary shares and warrants were repurchased at nominal cost and cancelled.

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters and the Company’s Amended and Restated Memorandum and Articles of Association will prohibit the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Company’s ordinary shares on a Business Combination.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements of China Fundamental Acquisition Corporation ("CFAC") and the related notes thereto and other financial information appearing elsewhere in this report and other reports and filings with the SEC. Readers are also urged to carefully review and consider the various disclosures made by CFAC which attempt to advise interested parties of the factors that may affect CFAC's business.

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. CFAC has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about it that may cause its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” “intend,” “project,” “goal,” “potential,” “target,” and similar terms or the negative of such terms. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in “Risk Factors” in CFAC's prospectus for its initial public offering dated May 15, 2008, as well as by future decisions by it.

Overview

CFAC was formed in December 2007 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses in China. CFAC has neither engaged in any operations nor generated any revenues from operations to date. To date, CFAC's efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations, including the proposed acquisition of Farenco.

Financing History

On May 21, 2008, CFAC completed its initial public offering of 3,750,000 units at a public offering price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant exercisable for an additional ordinary share. The warrants have an exercise price of $5.00 per warrant share. The warrants are exercisable on the later of CFAC's consummation of an initial business combination and May 15, 2009.

Immediately prior to the initial public offering, CFAC completed a private placement of warrants to various investors. The investors purchased warrants exercisable for 1,944,444 ordinary shares for an aggregate purchase price of $1,750,000, or $0.90 per warrant share. The warrants have an exercise price of $5.00 per warrant share. Of that total, a warrant to purchase 425,427 shares was sold to Ralco Capital Limited, an entity owned and controlled by Mr. Hao, CFAC's current chief executive officer, and warrants to purchase 423,813 shares were sold to Rising Year Group Limited, an entity owned and controlled by Ms. Ni, CFAC's current chairman.

Following the closing of the initial public offering (including the exercise of 90% of the overallotment option) and private placement of warrants, $33,908,250 was placed in a trust account at the London branch of JPMorgan Chase Bank, N.A. to be held until the earlier of (a) the consummation of a business combination or (b) the liquidation of CFAC. The amount placed in the trust account consists of the proceeds of the initial public offering and the private placement of warrants, discussed above, as well as $1,191,750 of deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

Results of Operations

For the period from December 12, 2007 (inception) to June 30, 2008, we had net income of $16,388, which consisted of interest income earned mostly on the trust account investment of $55,543, offset by compensation expense of 10,100 and formation and operating expenses of $29,055, which includes rent and office expenses of $11,250, insurance expense of $3,595, traveling expense of $4,702, formation costs of $8,863 and other operating expenses of $645.

Liquidity and Capital Resources

The net proceeds from (i) the sale of 4,256,250 units at a public offering price of $8.00 per unit to the CFAC public shareholders in the initial public offering (including the underwriters' 90% exercise of their over-allotment option to the extent of 506,250 units), after deducting offering expenses including $1,191,750 for underwriting discounts and commissions (but not including $1,191,750 of deferred underwriting discounts and commissions) and (ii) the sale of warrants to purchase 1,944,444 shares to CFAC's founders for a purchase price of $1,750,000, was $33,991,954. Of these net proceeds $33,908,250 was placed in trust account.

At August 31, 2008, CFAC had cash outside of the trust account of approximately $ 157,449 and cash held in the trust account of approximately $33,963,469. Of the funds held outside of the trust account, CFAC anticipates using these funds to cover the due diligence and investigation of a target business or businesses, legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination, and office space, administrative services and secretarial support prior to consummating a business combination. CFAC believes that the funds available to it outside of the trust account will be sufficient to allow it to operate for the next twelve months (beginning July 1, 2008), assuming a business combination is not consummated during that time.

On August 6, 2008, the trustee transferred $90,000 of interest earned on the trust account into CFAC's operating cash account for the purposes of funding working capital requirements.

If the funds available to it outside of the trust account are insufficient to cover its expenses, CFAC may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, it could seek such additional capital through loans or additional investments from its sponsors, Mr. Hao or Ms. Ni, but none of such sponsors are under any obligation to advance funds to, or invest in, CFAC. Any such interest income not used to fund working capital requirements or repay advances from the sponsors or for due diligence or legal, accounting and non-due diligence expenses will be usable to pay other expenses that may exceed current estimates.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. CFAC has identified the following as its critical accounting policies:

Cash and cash equivalents. CFAC considers all highly liquid investments including short-term money market instruments with original maturities of three months or less when purchased to be cash equivalents.

Quantitative and Qualitative Disclosures About Market Risk

CFAC's primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, including recent reductions instituted by the U. S. Federal Reserve Bank, particularly because the majority of CFAC's investments held in the trust account are in rate sensitive short-term marketable securities. Due to the nature of CFAC's short-term investments, it believes that it is not subject to any material market risk exposure other than interest rate fluctuations. CFAC does not have any foreign currency or other derivative financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

Dated: October 10, 2008	By:	/s/ Chun Yi Hao
Chun Yi Hao
Chief Executive Officer